The Connecticut Light and Power Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months
	Ended
	September 30,	For the Years Ended December 31,
(Thousands of Dollars)	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Net income	$200,560	$279,412	$209,725	$250,164	$244,143	$216,316
Income tax expense	95,980	141,663	94,437	90,033	132,438	118,847
Equity in earnings of regional nuclear generating companies	(22)	(67)	(40)	(16)	(134)	(282)
Dividends received from regional equity investees	-	289	-	-	440	1,520
Fixed charges, as below	114,770	139,929	139,982	140,311	145,297	163,887
Less: Interest capitalized (including AFUDC)	(1,299)	(2,249)	(2,456)	(3,317)	(2,726)	(2,203)
Total earnings, as defined	$409,989	$558,977	$441,648	$477,175	$519,458	$498,085

Fixed charges, as defined:
Interest on long-term debt (a)	$102,290	$130,620	$124,894	$131,918	$134,553	$133,422
Interest on rate reduction bonds	-	-	-	-	7,542	19,061
Other interest (b)	8,158	3,030	8,233	809	(4,357)	3,334
Rental interest factor	3,023	4,030	4,399	4,267	4,833	5,867
Interest capitalized (including AFUDC)	1,299	2,249	2,456	3,317	2,726	2,203
Total fixed charges, as defined	$114,770	$139,929	$139,982	$140,311	$145,297	$163,887

Ratio of Earnings to Fixed Charges	3.57	3.99	3.16	3.40	3.58	3.04

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2013, 2012, 2011, 2010 and 2009, other interest includes interest related to accounting for uncertain tax positions.